AGUILA AMERICAN RESOURCES LTD.

#1305 - 1090 West Georgia Street
Vancouver, British Columbia
Canada V6B 3P8
Tel: (604) 685-9316 Fax: (604) 683-1585



02042162

June 12, 2002

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

SUPPL

PROCESSED
JUL 0 1 2002
THOMSON
FINANCIAL

Dear Sirs:

Re: Aguila American Resources Ltd. (the "Company")
        Form 45-902F Report
        Stock Options – 260,000 @ $0.21 per share

Enclosed find our Form 45-902F Report in connection with the stock options recently granted by the Company, together with a cheque for $100.00 representing your prescribed filing fee and fee checklist.

We trust you shall find the enclosed in good order, but should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

AGUILA AMERICAN RESOURCES LTD.

Per: *Nick DeMare*

        Nick DeMare
        Corporate Secretary

Enclosures

cc: US Securities & Exchange Commission (File No. 82-3093)

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

    Aguila American Resources Ltd.
    Name of issuer

    #1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7
    Address

    (604) 685-9316
    Telephone Number

2. State whether the issuer is or is not an exchange issuer and, if reporting, the jurisdictions in which it is reporting.

    The issuer is an exchange issuer and is a reporting issuer in BC and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

    The issuer is listed and trading on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

    Incentive stock options for the purchase of up to 260,000 common shares at a price of $0.21 per share until May 30, 2005.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of options granted	Date of distribution	Exercise price per security/total purchase price (Cdn $)	Exemption relied on	Length of any restricted or seasoning period
Al-Nashir Jamal North Vancouver, BC	104,000	Jun. 6/02*	$0.21/ Nil, grant of stock options	Sec. 74(2)(9) of the Securities Act (British Columbia)	until Sept.30/02

Full name of purchaser and municipality and jurisdiction of residence	Number of options granted	Date of distribution	Exercise price per security/total purchase price (Cdn $)	Exemption relied on	Length of any restricted or seasoning period
John Huguet West Vancouver, BC	52,000	Jun. 6/02*	$0.21/ Nil, grant of stock options	Sec. 74(2)(9) of the Securities Act (British Columbia)	until Sept.30/02
Shafiq Gulamani	52,000	Jun. 6/02*	$0.21/ Nil, grant of stock options	Sec. 74(2)(9) of the Securities Act (British Columbia)	until Sept.30/02
Nick DeMare Burnaby, BC	52,000	Jun. 6/02*	$0.21/ Nil, grant of stock options	Sec. 74(2)(9) of the Securities Act (British Columbia)	until Sept.30/02

Date TSX Venture Exchange approval was received by the Company.

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See attached Schedule A.			

7. State the total dollar value (Cdn$) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

    <u>Nil, grant of incentive stock options.</u>

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

    If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of person being compensated	Compensation paid (number and type of security and/or cash amount (CDN$)	Price Per Share (CDN$)
Not applicable.		

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC, this 12th day of June, 2002.

AGUILA AMERICAN RESOURCES LTD.
Name of issuer (please print)

Neel Demare
Signature of authorized signatory

Nick DeMare, Corporate Secretary
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:
File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

Schedule A

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Number of options granted	Exemption relied on
Al-Nashir Jamal 438 East 1st Street North Vancouver, BC V7I 1B7	Ph: (604) 984-2023 Email: a.jamal@nt.sympatico.ca	104,000	Sec.74(2)(9) of the Securities Act (British Columbia)
John Huguet 4788 Woodgreen Drive W. Vancouver, BC V7S 2Z8	Ph: (604) 681-6186 Email: norandina@hotmail.com	52,000	Sec.74(2)(9) of the Securities Act (British Columbia)
Shafiq Gulamani 701-120 W. 2nd Street North Vancouver, BC V7M 1Z3	Ph: (604) 618-8040 Email: shafigg@shaw.ca	52,000	Sec.74(2)(9) of the Securities Act (British Columbia)
Nick DeMare 4338 Frances Street Burnaby, BC V5C 2R3	Ph: (604) 685-9316 Email: ndemare@chasemgt.com	52,000	Sec.74(2)(9) of the Securities Act (British Columbia)